Signed and page numbered in accordance with Rule 0-3(b). Page 1 of 5.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                            AW Computer Systems, Inc.
                                (Name of Issuer)

                              Class A Common Shares
                         (Title of Class of Securities)

                                    002448108
                                 (CUSIP Number)

                                Charles F. Trapp
             c/o AW Computer Systems, Inc., 9000A Commerce Parkway,
                       Mt. Laurel, NJ 08054 609-234-3939
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.002448108

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
         Charles Welch

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             [   ](a)
                                                                       [   ](b)

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS:
         PF,OO

5.       CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(a): [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         USA

                                        7.       SOLE VOTING POWER:
                                                        877,360

              NUMBER OF                  8.      SHARED VOTING POWER:
                SHARES                                  None
             BENEFICIALLY
               OWNED BY                  9.      SOLE DISPOSITIVE POWER
                 EACH                                   877,360
              REPORTING
                PERSON                  10.      SHARED DISPOSITIVE POWER
                 WITH                                   None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         877,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         [   ]*

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW (11):
         12.8%

14.      TYPE OF REPORTING PERSON:
         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                        RESPONSES TO ITEM 1-7 (INCLUDING
                       EXHIBITS) OF THE SCHEDULE, AND THE
                             SIGNATURE ATTESTATION.

      Signed and page numbered in accordance with Rule 0-3(b). Page 3 of 5.


                            AMENDMENT TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D relates to the Class A Common Shares, $.01 par value (the "Common Shares"), of AW Computer Systems, Inc. (the "Issuer"), a New Jersey corporation whose principal executive offices are located at 9000A Commerce Parkway, Mount Laurel, New Jersey 08054. This Amendment No. 8 amends the Amendment No. 7 of Schedule 13D of Charles Welch dated September 20, 1997 and filed with the Securities and Exchange Commission (the "SEC") on or about that date. The Original Schedule 13D of Ambrus and Welch was filed with the SEC on or about September 8, 1982. The Original Schedule 13D of Ambrus and Welch has been previously amended by Amendment No. 1 dated September 14, 1983, Amendment No. 2 dated May 14, 1986, Amendment No. 3 dated August 14, 1987, Amendment No. 4 dated November 9, 1987, Amendment No. 5 dated September 5, 1991, Amendment No. 6 dated May 15, 1995, and Amendment No. 7 dated September 20, 1997, all previously filed with the SEC on or about their respective dates. As indicated in Amendment No. 7, Mr. Welch disclosed the termination of himself as a member of a group with Nicholas Ambrus.

Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the sources and amount of funds or other consideration used to pay for the Common Shares and options and warrants to purchase Common Shares listed below:

    Securities                                            Purchase
    Purchased             Date of                         Price or
  (e.g. Shares,          Purchase        Number of          Other               Source
Options, Warrants)       or Grant       Securities      Consideration          of Funds

Common Shares(1)         09/20/96         20,000           $25,000         Personal Funds

Warrants(2)              12/02/97         75,000           $25,000         Personal Funds

         (1) On June 28, 1995, Mr. Welch received a grant of options to purchase 10,000 Common Shares from the Issuer in consideration for his services as an officer. On September 20, 1996, Mr. Welch purchased 25,000 Common Shares, at $1.00 per share, or an aggregate purchase price of $25,000. Personal funds of Mr. Welch were used to purchase the Common Shares.

         (2) In connection with a private placement of securities by the Issuer on December 2, 1997, Mr. Welch purchased 350 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 75,000 Common Shares at $0.40 per share, for an aggregate purchase price of $25,000. The warrants are exercisable commencing on December 2, 1997 and ending on December 1, 1999.

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Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Welch beneficially owns an aggregate of 877,360 Common Shares, or 12.8% of the outstanding Common Shares as of December 1, 1997, including 196,000 Common Shares which Mr. Welch has the right to acquire within 60 days pursuant to options and warrants.

                  The change in the percentage of outstanding Common Shares reported as being beneficially owned by Mr. Welch in Amendment No. 7 as 11.9%, compared with 12.8% in this Amendment No. 8, principally reflects the issuance of 75,000 warrants to purchase Common Shares by the Issuer in connection with a private placement on December 2, 1997.

         (b) Mr. Welch has the sole power to vote or to direct the vote of 681,360 Common Shares. The 196,000 Common Shares held subject to options and warrants do not carry any voting rights unless and until such warrants and options are exercised. Mr. Welch has sole power to dispose or to direct the disposition of 681,360 Common Shares and options and warrants to purchase 196,000 Common Shares.

         (c) In connection with a private placement of securities by the Issuer on December 2, 1997, Mr. Welch purchased 350 shares of Series A 10% Redeemable Preferred Stock and related warrants to purchase 75,000 Common Shares at $0.40 per share, for an aggregate purchase price of $25,000. The warrants are exercisable commencing on December 2, 1997 and ending on December 1, 1999.

                  There have been no other transactions involving the Common Shares effected by Mr. Welch during the past 60 days.

         (d)      Not Applicable.

         (e)      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

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                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:    December 11, 1997                                    /s/Charles Welch
                                                                 Charles Welch